DEMANDWARE, INC.

5 Wall Street

Burlington, Massachusetts 01803

March 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Charles Lee

Re:	Demandware, Inc.

Registration Statement on Form S-1

File No. 333-175595

Ladies and Gentlemen:

Demandware, Inc. (the “Registrant”) hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1 (File No. 333-175595), as amended (the “Registration Statement”), effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DEMANDWARE, INC.

By:	/s/ Sheila M. Flaherty
Sheila M. Flaherty Senior Vice President and General Counsel